Exhibit 99.1

PRESS RELEASE

MeaTech Announces Intention to Establish and Operate a Pilot Plant in 2022

MeaTech Europe, a MeaTech 3D subsidiary, intends to establish a pilot plant to manufacture cultured chicken fat in Belgium.

Ness Ziona, Israel, May 11, 2021 - MeaTech 3D Ltd. (Nasdaq: MITC and TASE: MITC), a technology company developing a suite of advanced manufacturing technologies to produce cultured meat products, today announced its intention to establish, own, and operate a pilot plant to commence scaled-up cultured chicken fat production in 2022.

This plan is consistent with MeaTech’s vision of developing sustainable premium cultured foods. The cultured fat production process will be designed to deploy technologies developed by Belgian subsidiary Peace of Meat, which was acquired by MeaTech earlier in 2021. MeaTech’s goal is to produce cultured chicken fat for use in potential industry collaborations.

As observed in laboratory work and public taste tests, cultured chicken fat has the potential to significantly enhance the flavor, mouthfeel, and texture of plant-based alternative meat products whilst reducing the total number of ingredients. The resulting hybrid food products, composed of plant and cultured meat ingredients, have the potential to offer a meatier product to consumers as compared to purely plant-based meat alternatives. MeaTech is engaging in food technology development activities designed to further enhance these cultured chicken ingredients and products.

MeaTech intends to use the pilot facility to showcase the Company’s capabilities to potential customers. MeaTech’s business model involves licensing the intellectual property surrounding its cultured chicken fat technologies, including cell lines, bioprocesses and downstream technologies to B2B customers that want cellular agriculture manufacturing capabilities.

Manufacturing cultured chicken fat at scale would represent a key MeaTech milestone. By leveraging its cultured chicken fat technologies, MeaTech aims to expedite its market entry while it develops, in tandem, an industrial process for cultivating and producing real meat cuts, such as steak or chicken breast, using 3D bioprinting technology.

Ultimately, MeaTech plans to incorporate its 3D bioprinting technologies in the pilot plant, to manufacture real meat cuts from cellular agriculture.

Sharon Fima, CEO of MeaTech:

“We believe that our cultured fat is an extremely promising additive ingredient that can potentially improve the taste, texture, and mouthfeel of plant-based alternative meats, which we believe can further drive market growth.

“A key challenge facing the cultured meat industry is cost-efficient production. We believe that establishing this pilot plant facility and scaling up our cellular agriculture technologies will be a significant step forward toward achieving cost parity with conventional meat as well as realizing MeaTech’s vision for the ‘Factory of the Future’ – comprising the inputs, processes and equipment underlying a flexible cultured meat manufacturing facility.”

Dirk von Heinrichshorst, CEO and Co-Founder of Peace of Meat:

“Setting up a pilot plant to produce Peace of Meat’s cultured chicken fat at scale will be a significant milestone. With it, we believe we can demonstrate a fully functional production process to B2B customers looking to include cultured ingredients in their products. We believe the pilot plant can be a model for larger scale future production facilities.”

About MeaTech 3D

MeaTech 3D is an international company at the forefront of the cultured meat revolution, listed on the Nasdaq and Tel Aviv stock exchanges as MITC. The company initiated activities in 2019 and is headquartered in Ness Ziona, Israel, with a subsidiary in Antwerp, Belgium.

MeaTech is developing a suite of advanced manufacturing technologies to produce alternative protein products. These technologies are focused on producing cell-based beef and chicken, and enhancing plant-based foods with real meat, with a particular focus on the development of high-throughput bioprinting systems to produce premium, center-of-plate meat products, such as steak.

MeaTech aims to develop the technology to produce end-products, as well as licensing its technologies to customers along the meat and alternative protein supply chain, such as value-added food processors and premier food brands.

The company believes cultured meat technologies hold significant potential to improve meat production, simplify the meat supply chain, and offer consumers a range of new product offerings.

For more information, please visit https://meatech3d.com/.

About Peace of Meat

Peace of Meat, a wholly owned subsidiary of MeaTech Europe, was established in Belgium in 2019 and is developing cultured chicken fat directly from animal cells without the need to grow or kill animals. The company believes its innovative technology has the potential to support an industrial process for the production of cultured chicken fat. Peace of Meat has entered into a number of scientific and commercial collaborations, is positioning itself as a future B2B provider with the potential to cover the entire value chain and to accelerate research and production processes in the industry and has conducted taste tests for hybrid products it has developed.

For more information, please visit https://peace-of-meat.com/.

Forward-Looking Statements

This press release contains forward-looking statements concerning MeaTech’s business, operations and financial performance and condition as well as plans, objectives and expectations for MeaTech’s business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect MeaTech’s current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause MeaTech’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, MeaTech’s estimates regarding its expenses, future revenue, capital requirements and needs for additional financing; MeaTech’s expectations regarding the success of the cultured meat manufacturing technologies that it is developing, which will require significant additional work before MeaTech can potentially launch commercial sales; MeaTech’s research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; MeaTech’s expectations regarding the timing for the potential commercial launch of its cultured meat technologies; MeaTech’s ability to successfully manage its planned growth, including with respect to its recent acquisition of Peace of Meat and any future acquisitions, joint ventures, collaborations or similar transactions; the potential business or economic disruptions caused by the COVID-19 pandemic; the competitiveness of the market for MeaTech’s cultured meat technologies; MeaTech’s ability to enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; MeaTech’s ability to predict and timely respond to preferences for alternative proteins and cultured meats and new trends; MeaTech’s ability to attract, hire and retain qualified employees and key personnel; and other risks and uncertainties, including those identified in MeaTech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission on April 21, 2021. New risks and uncertainties may emerge from time to time, and it is not possible for MeaTech to predict their occurrence or how they will affect MeaTech. If one or more of the factors affecting MeaTech’s forward-looking information and statements proves incorrect, then MeaTech’s actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, MeaTech cautions you not to place undue reliance on its forward-looking information and statements. MeaTech disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

For more information, please contact:

MeaTech Press Contact:	MeaTech Investor Contacts:
Alan Rainier Rainier Communications alanryan@rainierco.com	Megan Paul Edison Group mpaul@edisongroup.com Tel: 646-653-7034	Ehud Helft Edison Israel ehelft@edisongroup.com Tel: 617-418-3096

SOURCE MeaTech 3D Ltd.